UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Unaudited Interim condensed consolidated financial statements as of June 30, 2025

Zenvia Inc.

Unaudited interim condensed consolidated statement of financial position at

June 30, 2025

(In thousands of Reais)

Assets	Note	June 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents	5	32,611	116,884
Trade and other receivables	7	203,895	171,190
Recoverable tax assets	8	20,112	19,572
Prepayments	9	6,098	5,157
Other assets		8,424	6,187
Total current assets		271,140	318,990
Non-current assets
Restricted cash	6	3,415	10,891
Prepayments	9	230	423
Deferred tax assets	24	85,642	77,304
Property, plant and equipment	10	12,728	15,350
Right-of-use assets	17	3,426	2,497
Intangible assets	11	1,295,689	1,318,099
Total non-current assets		1,401,130	1,424,564
Total assets		1,672,270	1,743,554

1

Zenvia Inc.

Unaudited interim condensed consolidated statement of financial position at June 30, 2025

(In thousands of Reais)

Liabilities	Note	June 30, 2025	December 31, 2024
Current liabilities
Trade and other payables	12	457,911	445,804
Loans, borrowings and debentures	13	78,014	81,137
Liabilities from acquisitions	14	113,940	90,920
Employee benefits	15	32,059	21,109
Tax liabilities	16	25,415	28,612
Lease liabilities	17	1,744	1,511
Deferred revenue		6,237	5,371
Derivative financial instruments		54	295
Total current liabilities		715,374	674,759
Non-current liabilities
Liabilities from acquisitions	14	157,279	189,886
Loans and borrowings	13	14,598	45,718
Provisions for tax, labor and civil risks	18	1,614	804
Lease liabilities	17	1,948	1,309
Trade and other payables	12	-	15,528
Employee benefits	15	2,043	2,056
Derivative financial instruments		16,622	41,814
Tax liabilities	16	20,631	265
Total non-current liabilities		214,735	297,380
Equity	20
Capital		1,007,522	1,007,522
Reserves		243,121	230,901
Foreign currency translation reserve		1,694	4,847
Other components of equity		2,394	2,394
Accumulated losses		(512,570)	(474,249)
Total equity		742,161	771,415
Total equity and liabilities		1,672,270	1,743,554

See the accompanying notes to the interim condensed consolidated financial statements.

2

Zenvia Inc.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the three and six-months periods ended June 30, 2025 and
2024

(In thousands of Reais)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
Revenue	21	285,701	231,159	581,647	443,795
Cost of services	22	(229,337)	(143,624)	(463,626)	(275,403)
Gross profit		56,364	87,535	118,021	168,392
Operating expenses
Sales and marketing expenses	22	(25,352)	(26,001)	(53,880)	(53,360)
General and administrative expenses	22	(24,441)	(33,293)	(48,192)	(64,563)
Research and development expenses	22	(9,546)	(14,071)	(20,108)	(28,867)
Allowance for expected credit losses	22	(1,654)	(1,464)	(1,662)	(6,895)
Other income and expenses, net	22	(5,618)	(2,690)	(6,630)	(14,406)
Operating gain(loss)		(10,247)	10,016	(12,451)	301
Financial Income (Expenses)
Finance expenses	23	(37,530)	(37,895)	(58,696)	(105,133)
Finance income	23	4,762	438	32,131	7,472
Financial expenses, Net		(32,768)	(37,457)	(26,565)	(97,661)
Loss before taxes		(43,015)	(27,441)	(39,016)	(97,360)
Income Tax and Social Contribution
Deferred income tax and social contribution	24	5,100	14,011	8,337	30,094
Current income tax and social contribution	24	(4,068)	(2,507)	(7,642)	(4,927)
Total Income Tax and Social Contribution		1,032	11,504	695	25,167
Loss of the period		(41,983)	(15,937)	(38,321)	(72,193)
Loss attributable to:
Owners of the Company		(41,983)	(16,045)	(38,321)	(72,419)
Non-controlling interests		-	108	-	226
Loss per share (expressed in Reais per share)
Basic	25	(0.802)	(0.327)	(0.732)	(1.477)
Diluted	25	(0.802)	(0.327)	(0.732)	(1.477)

Other comprehensive income
Cumulative translation adjustments from operations in foreign currency		(335)	(7,607)	(2,281)	(5,317)
Total comprehensive loss for the period		(42,318)	(23,544)	(40,602)	(77,510)
Total comprehensive loss attributable to:
Owners of the Company		(42,318)	(23,652)	(40,602)	(77,736)
Non-controlling interests		-	108	-	226

See the accompanying notes to the interim condensed consolidated financial statements.

3

Zenvia Inc.

Unaudited interim condensed consolidated statement of changes in equity

For the six months period ended June 30, 2025 and 2024

(In thousands of reais)

				Other comprehensive income
	Capital	Capital reserve	Retained earnings (loss)	Foreign currency translation reserve	Other components of equity	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at January 1, 2024	957,525	247,464	(319,591)	3,129	283	888,810	137	888,947
Loss of the year	-	-	(72,419)	-	-	(72,419)	226	(72,193)
Other components of equity	-	-	-	-	-	-	26	26
Cumulative translation adjustments from operations in foreign currency	-	-	-	(5,317)	-	(5,317)	-	(5,317)
Capital increase from private placement investments (Note 16)	49,997	(49,159)	-	-	-	838	-	838
Share-based compensation	-	3,445	-	-	-	3,445	-	3,445
Issuance of shares - profit-sharing program	-	5,137	-	-	-	5,137	-	5,137
Balance at June 30, 2024	1,007,522	206,887	(392,010)	(2,188)	283	820,494	389	820,883

Balance at January 1, 2025	1,007,522	230,901	(474,249)	4,847	2,394	771,415	-	771,415
Profit for the period	-	-	(38,321)	-	-	(38,321)	-	(38,321)
Issuance of shares – ATM (At-the-Market)	-	7,908	-	-	-	7,908	-	7,908
Cumulative translation adjustments from operations in foreign currency	-	-	-	(3,153)	-	(3,153)	-	(3,153)
Share-based compensation	-	4,312	-	-	-	4,312	-	4,312
Balance at June 30, 2025	1,007,522	243,121	(512,570)	1,694	2,394	742,161	-	742,161

See the accompanying notes to the interim condensed consolidated financial statements.

4

Zenvia Inc.

Unaudited interim condensed consolidated statement of cash flows

For the six months period ended June 30, 2025 and 2024

(In thousands of reais)

Six months period ended June 30
	Note	2025	2024
Cash flow from operating activities
Profit (loss) for the period		(38,321)	(72,193)
Adjustments for:
Income tax and social contribution		(695)	(25,167)
Depreciation and amortization	22	43,021	46,379
Allowance for expected credit losses	7	1,662	6,895
Provisions for tax, labor and civil risks	18	179	1,779
Provision for bonus and profit sharing		9,039	9,815
Share-based compensation		5,949	4,088
Provision for earn-out and compensation		225	-
Interest from loans and borrowings	13	9,651	8,303
Interest on leases		254	327
Exchange variation and Interest and adjustment to present value (APV) on liabilities from acquisition		1,293	1,670
Loss on write-off of intangible assets		-	148
Effect of hyperinflation		1,461	2,335
Amortization of loan costs		786	-
Decrease (Increase) of fair value of derivative financial instruments	23	(23,149)	33,211
Changes in assets and liabilities
Trade and other receivables	7	(37,074)	(29,655)
Prepayments		(748)	(3,904)
Other assets		(9,789)	(8,997)
Suppliers		(7,905)	23,274
Employee benefits		261	(6,732)
Other liabilities		36,904	24,464
Cash (used in) / from operating activities		(6,996)	16,040
Interest paid on loans and leases		(7,575)	(7,266)
Income taxes paid		(3,072)	(3,505)
Net cash flow (used in) / from operating activities		(17,643)	5,269
Cash flow from investing activities
Restricted cash	6	7,476	(346)
Acquisition of property, plant and equipment	10	(278)	(8,566)
Proceeds from disposal of PPE		10	-
Acquisition of Intangible assets	11	(17,554)	(24,595)
Net cash used in investing activities		(10,346)	(33,507)
Cash flow from financing activities
Capital Increase	20	-	49,997
Proceeds from loans and borrowings	13	8,642	50,801
Issuance of shares – ATM (At-the-Market)		7,908	-
Payment of debt issuance costs	13	-	383
Payment of borrowings	13	(45,978)	(10,780)
Payment of lease liabilities	17	(1,035)	(1,062)
Payments in installments for acquisition of subsidiaries	14	(27,998)	(34,546)
Net cash (used in)/from financing activities		(58,461)	54,793
Exchange rate change on cash and cash equivalents		2,177	(886)
Net (decrease)/ increase in cash and cash equivalents		(84,273)	25,669
Cash and cash equivalents at January 1		116,884	63,742
Cash and cash equivalents at June 30		32,611	89,411

See the accompanying notes to the interim condensed consolidated financial statements.

5

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

1.	Operations

Zenvia Inc. (“Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise Zenvia and its subsidiaries (together referred to as the “Company”). The Company is involved in implementation of a multi-channel communication of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications and with a combination of Software as a Service (SaaS) portfolio providing clients with unified end-to-end customer experience SaaS platform to digitally interact with their end-consumers in a personalized way.

As of June 30, 2025, the Company has a negative consolidated working capital in the amount of R$444,234 (current assets of R$271,140 and current liabilities of R$715,374) mainly as a result of past acquisitions, leading to concerns about the Company’s ability to continue as a going concern.

Management has taken many initiatives to increase profitability since 2022, such as reduction of the Company’s workforce by 25%. While these actions were instrumental for the Company to deliver improved cash generation in FY 2024 and beginning of 2025, management is committed to continue pursuing new operational efficiencies for the next 12 months. In February 2024, Management concluded several renegotiations with its creditors, including banks, debenture holders and holders of other liabilities related to past M&A activity. These renegotiations include an extension of payment terms on bank loans and debentures from 18 months to 36 months (final maturity December 2026), extension of liabilities related to past M&As from 36 months to up to 60 months (final maturity December 2028) and the possibility of converting certain M&A liabilities into Zenvia´s equity (potential conversion estimated at circa 30% of total M&A liabilities). Additionally, in February 2024, the controlling shareholder injected a total of R$50,000 as new equity in the Company. Since April 2024, the Company received five new credit lines from local banks in Brazil in the total amount of circa R$80,000 and was granted additional grace periods on amortization of existing credit lines, attesting the improved perception over the Company's credit profile. Additionally, the Company acquired R$180,000 in working capital credit lines from carriers in Brazil. Considering the Company’s short-term financial contractual obligations and commitments after giving effect to the above-mentioned renegotiations and capital injection, management expects a cash outlay of R$114,786 for the next 12 months mainly for its existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. Despite the above-mentioned initiatives and given the expected future operating cash flow, management will continue to seek to optimize the Company's working capital needs by renegotiating payment terms with suppliers and anticipating future revenues with clients. As announced on January 13, 2025, the Company has initiated a new strategic cycle that will focus on its SaaS business, namely on the recently launched Zenvia Customer Cloud. As a result, management has been proactively evaluating opportunities to divest assets that fall outside the scope of Zenvia Customer Cloud, including the CPaaS business. Management believes that the combination of proceeds from divestments, improved working capital and renegotiations of its existing debt is key to ensure that the positive projected cash flows from operations will be sufficient for the Company’s financial requirements for the next twelve months, and therefore that the Company will be able to continue operating as a going concern. Although there is still uncertainty about how long it will take for these actions to be fully executed, as of June 30, 2025, these financial statements do not include any adjustments that may result from the inability to continue operating.

6

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

a.	Business combination – Movidesk Ltda. (“Movidesk”)

On May 2, 2022, the Company, through its subsidiary Zenvia Brazil, acquired 98.04% of the shares of Movidesk Ltda., referred to as “Movidesk”. At that time, Zenvia Brazil also obtained call options to acquire the remaining 1.96% of the share capital. On February 23 and March 22, 2024, the executive sellers exercised the Purchase Option, resulting in Zenvia acquiring the remaining shares and achieving 100% ownership of Movidesk.

On February 6, 2024, prior to the completion of the acquisition, Zenvia Brazil renegotiated the earnout arrangement with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms were extended to a total of 60 months, with final maturity in December 2028. Zenvia also obtained an option to convert R$100,000 of the total debt into equity R$50,000 may be converted until December 31, 2025, and the remaining balance in up to six semiannual installments beginning January 1, 2026.

7

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

2.	Company’s subsidiaries

		June 30, 2025		December 31, 2024
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100
Zenvia US Corporation (i)	USA	-	100	-	100
Zenvia México	Mexico	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100
One to One Engine Desenvolvimento e	Brazil	-	100	-	100
Licenciamento de Sistemas de Informática S.A.
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100
Zenvia Argentina S.A. (ii)	Argentina	-	100	-	100
Movidesk S.A.	Brazil	-	100	-	98.04
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100
(i)	On February 07, 2024, the subsidiary formerly known as Rodati Motors Corporation changed its legal name to Zenvia US Corporation.
(ii)	On April 19, 2024, the subsidiary formerly known as Rodati Services S.A. changed its legal name to Zenvia Argentina S.A.

As of June 30, 2025, the Company's consolidated structure no longer includes subsidiaries that were merged or liquidated prior to December 31, 2024. Such events are disclosed in the footnotes below, for comparative and informational purposes.

3.	Preparation basis

The interim condensed consolidated financial statements for the six months period ended June 30, 2025, have been prepared in accordance with IAS 34 Interim Financial Reporting, the Company has prepared the financial statements on the basis that the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2024.

8

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

The issuance of these interim condensed consolidated financial statements was approved by the Executive Board of Directors on September 10, 2025.

a.	Measurement basis

The interim condensed consolidated financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Brazilian Real (R$), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency of the subsidiary Zenvia US Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informações de Veículos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Zenvia Argentina S.A. has the local currency, Argentine Peso (ARG), as its functional currency; and Zenvia México has the local currency, Mexican Pesos (MEX), as its functional currency.

c.	Foreign currency translation

For the consolidated Company subsidiaries in which the functional currency is different from the Brazilian Real, the interim condensed consolidated financial statements are translated to Real as of the closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

9

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

d.	Accounting and reporting in highly hyperinflationary economy

In June 2025, Argentina continued to be classified as a hyperinflationary economy under IAS 29, as the cumulative inflation over the past three years remained above the indicative threshold. Accordingly, the adoption of the accounting and reporting standard in hyperinflationary economies remained mandatory for the subsidiary Zenvia Argentina S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of profit or loss of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy based on current cost approach are in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of profit or loss of the Company.

IAS 29 generated an impact for the six months ended June 30, 2025, in the finance result in the amount of R$1,461 (R$2,335 for the six months ended June 30, 2024)

e.	Critical use of estimates and accounting judgments

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments:

Information about judgments referring to the adoption of accounting policies which impact significantly the amounts recognized in the financial statements are included in the following notes:

Note 12 - Intangible assets: determination of useful lives of intangible assets.

10

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

Uncertainties on assumptions and estimates:

Information on uncertainties as to assumptions and estimates that pose a high risk of resulting in a material adjustment within the next fiscal year are included in the following notes:

Note 7 – Allowance for expected losses: main assumptions in the determination of loss rate.

Note 11 - Impairment test of intangible assets, intangible assets with an indefinite useful life and goodwill: assumptions regarding projections of generation of future cash flows.

Note 18 - Provision for labor, tax and civil risks: main assumptions regarding the likelihood and magnitude of the cash outflows.

Note 19 – Long-Term Incentive Programs and Management remuneration: the provision is determined at the contract signing date, based on the share value and exchange rate at that moment, with no subsequent adjustments.

Note 24 – recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.

(i)	Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

11

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

—	Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.
—	Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).
—	Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

4.	New standards, amendments, and interpretations of standards

4.1.	New currently effective requirement

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of new standards effective as of January 1st, 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

●	Amendments to IAS 21: Lack of exchangeability;
●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current/ - Classification of liabilities as current or non-current/ Non-current liabilities with covenants;
●	Pillar 2 in Brazil (“MP”) n° 1,262/2024: imposes a corporate tax surcharge (Additional CSLL) intended to function as Brazil’s QDMTT (Qualified Domestic Minimum Top-up Tax) starting January 1, 2025

12

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

5.	Cash and cash equivalents and financial investments

	June 30, 2025	December 31, 2024
Cash and banks	19,839	47,228
Short-term investments maturing in up to 90 days (a)	12,772	69,656
Total	32,611	116,884

Cash and cash equivalents	32,611	116,884

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates 100% of the CDI rate (Interbank Interest Rate in Brazil).

6.	Restricted cash

The amount of R$3,304 invested in a Bank Deposit Certificate in December 2024 refers to the contractual guarantee for the loan from Votorantim S.A. Minimum Guarantee Percentage: 33% of the outstanding balance of the guaranteed operation. As of June 30, 2025, the balance was R$3,415.

In October 2024, the Company invested R$7,500 in a Bank Deposit Certificate (“CDB”) as a contractual guarantee for the loan with Banco BTG Pactual S.A., corresponding to 30% of the outstanding balance of the secured operation. The amount was fully redeemed during the second quarter of 2025, with no balance outstanding as of June 30, 2025.

7.	Trade and other receivables

	June 30, 2025	December 31, 2024
Domestic	249,743	217,809
Abroad	26,419	25,080
	276,162	242,889

Allowance for expected credit losses	(72,267)	(71,699)
Total	203,895	171,190

13

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

Changes in allowance for expected credit losses are as follows:

	June 30, 2025	December 31, 2024
Balance at the Beginning year	(71,699)	(57,328)
Additions	(4,459)	(23,667)
Reversal	2,797	7.601
Write-offs	3,801	3,073
Exchange variation	(2,707)	(1,378)
Balance at the End of the year	(72,267)	(71,699)

The breakdown of accounts receivable from customers by maturity is as follows:

	June 30, 2025	December 31, 2024
Current	206,804	169,972
Overdue (days):
1–30	13,621	14,184
31–60	4,020	8,597
61–90	2,519	4,743
91–120	4,185	2,385
121–150	3,981	3,020
>150	41,032	39,988
Total	276,162	242,889

14

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

8.	Recoverable tax assets

	June 30, 2025	December 31, 2024
Corporate income tax (IRPJ) (a)	1,065	586
Social contribution (CSLL) (a)	377	383
Federal VAT (PIS/COFINS) (b)	16,288	14,408
Federal Social Security Tax on Gross Revenue (CPRB) (c)	-	1,676
Others	2,382	2,519
Total tax assets	20,112	19,572

Current	20,112	19,572
Non-current	-	-

(a)	Income tax and social contribution - the balance is composed by amounts withheld and advances of corporate income tax and social contribution carried out in the previous years.
(b)	The Company is eligible for PIS and COFINS (Federal VAT) tax credits on SMS cost invoices issued by the operator, as it collects contributions to PIS and COFINS on a non-cumulative basis at rates of 1.65% and 7.6%
(c)	The Company has recognized the favorable rulings from the Federal Regional Court regarding the writ of security, which affirmed the right to calculate the Brazilian Social Security (“INSS – Instituto Nacional de Seguridade Social”) contributions for the period from November 2012 to November 2015 based on gross revenue (CPRB), rather than on payroll. The corresponding tax credit was recognized in 2024, and the full amount was offset against federal tax payments through the first quarter of 2025.

9.	Prepayments

	June 30, 2025	December 31, 2024
Software license	4,958	3,631
Insurance	648	851
Other	722	1,098
Total	6,328	5,580

Current	6,098	5,157
Non-current	230	423

15

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

10.	Property, plant and equipment

10.1.	Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance June 30, 2025
Furniture and fixtures	10	800	(713)	87
Leasehold improvements	10	1,609	(1,507)	102
Data processing equipment	20	27,765	(15,303)	12,462
Machinery and equipment	10	93	(16)	77
Total		30,267	(17,539)	12,728

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2024
Furniture and fixtures	10	800	(665)	135
Leasehold improvements	10	1,609	(1,425)	184
Data processing equipment	20	27,839	(12,887)	14,952
Machinery and equipment	10	93	(14)	79
Total		30,341	(14,991)	15,350

16

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

10.2.	Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2024	Additions	Disposal	Hyperinflation adjustment	Exchange variations	June 30, 2025
Furniture and fixtures		800	-	-	-	-	800
Leasehold improvements		1,609	-	-	-	-	1,609
Data processing equipment		27,839	119	(24)	12	(181)	27,765
Machinery and equipment		93	-	-	-	-	93
Cost		30,341	119	(24)	12	(181)	30,267
Furniture and fixtures	10	(665)	(48)	-	-	-	(713)
Leasehold improvements	10	(1,425)	(82)	-	-	-	(1,507)
Data processing equipment	20	(12,887)	(2,516)	14	(12)	98	(15,303)
Machinery and equipment	10	(14)	(2)	-	-	-	(16)
(-) Accumulated depreciation		(14,991)	(2,648)	14	(12)	98	(17,539)
Total		15,350	(2,529)	(10)	-	(83)	12,728

17

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

	Average annual depreciation rates %	December 31, 2023	Additions	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2024
Furniture and fixtures		800	-	-	-	-	800
Leasehold improvements		1,609	-	-	-	-	1,609
Data processing equipment		22,500	9,580	(4,441)	131	69	27,839
Machinery and equipment		93	-	-	-	-	93
Cost		25,002	9,580	(4,441)	131	69	30,341
Furniture and fixtures	10	(512)	(153)	-	-	-	(665)
Leasehold improvements	10	(1,262)	(163)	-	-	-	(1,425)
Data processing equipment	20	(11,341)	(5,442)	4,085	(131)	(58)	(12,887)
Machinery and equipment	10	(8)	(6)	-	-	-	(14)
(-) Accumulated depreciation		(13,123)	(5,764)	4,085	(131)	(58)	(14,991)
Total		11,879	3,816	(356)	-	11	15,350

18

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

11.	Intangible assets

11.1.	Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance on June 30, 2025
Intangible assets under development	-	54,002	-	54,002
Software license	20 to 50	37,858	(21,065)	16,793
Database	10	800	(747)	53
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(124,707)	11,141
Non-compete	20	2,697	(2,695)	2
Brands and patents	-	29	-	29
Platform	20	529,398	(239,168)	290,230
Total		1,684,071	(388,382)	1,295,689

	Average annual amortization rates %	Cost	Amortization	Net balance on December 31, 2024
Intangible assets under development	-	49,149	-	49,149
Software license	20 to 50	37,347	(17,756)	19,591
Database	10	800	(707)	93
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(122,650)	13,198
Non-compete	20	2,697	(2,695)	2
Brands and patents	-	29	-	29
Platform	20	517,851	(205,253)	312,598
Total		1,667,160	(349,061)	1,318,099

19

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

11.2.	Changes in intangible assets

	Average annual amortization rates %	December 31, 2024	Additions	Transfers	Hyperinflation adjustment	Exchange variations	June 30, 2025
Intangible asset in progress		49,149	17,018	(12,114)	-	(51)	54,002
Software license		37,347	536	-	23	(48)	37,858
Database		800	-	-	-	-	800
Goodwill		923,439	-	-	-	-	923,439
Customer portfolio		135,848	-	-	-	-	135,848
Non-compete		2,697	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	29
Platform		517,851	-	12,114	123	(690)	529,398
Cost		1,667,160	17,554	-	146	(789)	1,684,071
Software license	20 – 50	(17,756)	(3,308)	-	(11)	10	(21,065)
Database	10	(707)	(40)	-	-	-	(747)
Customer portfolio	10	(122,650)	(2,057)	-	-	-	(124,707)
Non-compete	20	(2,695)	-	-	-	-	(2,695)
Platform	20	(205,253)	(33,909)	-	(105)	99	(239,168)
(-) Accumulated amortizations		(349,061)	(39,314)	-	(116)	109	(388,382)
Total		1,318,099	(21,760)	-	30	(680)	1,295,689

20

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

	Average annual amortization rates %	December 31, 2023	Additions	Transfers	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2024
Intangible asset in progress		47,124	50,672	(47,959)	(1,117)	(369)	798	49,149
Software license		32,217	3,827	1,265	-	38	-	37,347
Database		800	-	-	-	-	-	800
Goodwill		923,439	-	-	-	-	-	923,439
Customer portfolio		135,848	-	-	-	-	-	135,848
Non-compete		2,697	-	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	-	29
Platform		470,235	-	46,694	-	922	-	517,851
Cost		1,612,389	54,499	-	(1,117)	591	798	1,667,160
Software license	20 – 50	(10,085)	(7,660)	-	-	(11)	-	(17,756)
Database	10	(627)	(80)	-	-	-	-	(707)
Customer portfolio	10	(111,186)	(11,464)	-	-	-	-	(122,650)
Non-compete	20	(1,954)	(741)	-	-	-	-	(2,695)
Platform	20	(141,210)	(63,923)	-	-	(120)	-	(205,253)
(-) Accumulated amortizations		(265,062)	(83,868)	-	-	(131)	-	(349,061)
Total		1,347,327	(29,369)	-	(1,117)	460	798	1,318,099

21

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

The amortization of intangibles includes the amount of R$27,703 for the six months period ended June 30, 2025 (R$32,229 for the six month period ended June 30, 2024) related to amortization of intangible assets acquired in business combinations, of which R$24,941 (R$25,439 for the six month period ended June 30, 2024) was recorded in costs of services and R$2,761 (R$6,790 for the six month period ended June 30, 2024) in administrative expenses.

The Company performs its annual impairment test in December and when circumstances indicate that the carrying value may be impaired. The Company impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2024. For the six months period ended June 30, 2025, The Company had no indications of impairment for its intangible assets, therefore an impairment test was not required.

12.	Trade and other payables

	June 30, 2025	December 31, 2024
Domestic suppliers	401,262	338,028
Abroad suppliers	6,580	5,785
Advance from customers	10,035	5,807
Related parties (a)	34,365	106,083
Other accounts payable	5,669	5,629
Total	457,911	461,332

Current	457,911	445,804
Non-current	-	15,528

(a)	The outstanding balances relate to transactions in the ordinary course of business with the Company’s shareholder Twilio Inc. (note 28).

22

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

13.	Loans, borrowings and debentures

					Changes in cash			Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2024	Proceeds	Interest paid	Payments	Interest incurred	Amortized cost	June 30, 2025	Current	Non- current
Working capital	100% CDI + 3.90% to 8.23%	75,086	39,676	114,762	8,642	(7,027)	(36,005)	9,271	619	90,262	75,664	14,598
Debentures	18.16%	6,051	6,042	12,093	-	(317)	(9,973)	380	167	2,350	2.350	-
		81,137	45,718	126,855	8,642	(7,344)	(45,978)	9,651	786	92,612	78,014	14,598

					Changes in cash				Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2023	Proceeds	Interest paid	Payments	Amortized cost	Interest incurred	Amortized cost	December 31, 2024	Current	Non- current
Working capital	100% CDI + 3.90% to 6.55%	30,148	39,519	69,667	103,870	(14,764)	(59,247)	(2,889)	16,603	1,522	114,762	75,086	39,676
Debentures	18.16%	6,043	12,086	18,129	-	(2,640)	(6,176)	-	2,646	134	12,093	6,051	6,042
		36,191	51,605	87,796	103,870	(17,404)	(65,423)	(2,889)	19,249	1,656	126,855	81,137	45,718

23

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

The portion classified in non-current liabilities has the following payment schedule:

	June 30, 2025	December 31, 2024
2026	13,362	45,416
2027	1,236	302
Total	14,598	45,718

Working Capital

In April 2025, the Company entered into a new loan agreement with Banco Santander in the amount of R$8,642, structured as five monthly installments of R$500 each and a final installment of R$6,142, maturing in October 2025. On the same date, the remaining balance of a previous loan agreement, originally contracted at R$25,000, with an outstanding balance of approximately R$6,000 as of April 2025, was fully settled.

Also in April 2025, the Company entered into a new loan agreement with Banco ABC in the amount of R$ 14,002, structured as four monthly installments of R$ 600, three monthly installments of R$1,500 each, and a final installment of R$ 7,100, maturing in December 2025. On the same date, the remaining balance of a previous loan agreement, originally contracted at R$ 18,000, with an outstanding balance of approximately R$ 14,000 as of April 2025, was fully settled.

Covenants

The Company has certain covenants related to its loans and financing, which are customary for agreements of this nature. The most restrictive financial covenant is related to leverage and is measured as follows:

●	A net debt-to-EBITDA ratio. For the relevant agreements, net debt is defined as gross debt (as set forth in the contracts) minus cash and cash equivalents, financial investments, and short- and long-term financial assets (such as derivatives). EBITDA is defined as earnings for the last twelve months before income tax and social contribution, depreciation and amortization, financial results, non-operational income and expenses, equity income from unconsolidated entities, and non-controlling interests, excluding the effects of IFRS 16 – Leases.

As of June 30, 2025, the Company obtained a formal waiver from BTG Pactual regarding the Net Debt to Adjusted EBITDA covenant, originally set at 2.5x. Pursuant to the terms of the waiver, compliance with this covenant is deemed satisfied. The waiver applies exclusively to the interim financial statements for the quarters ended June 30, 2025 and September 30, 2025, and was formally documented through the appropriate consent.

24

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

As of June 30, 2025, the Company did not comply with the financial covenant set forth in the financing agreements with Itau, Riza e Votorantim, which required maintaining the Net Debt to Adjusted EBITDA ratio at no more than 2.0x. Pursuant to the contractual terms, the breach of this covenant would alternatively require an additional reduction of the Company’s acquisition-related liabilities in the minimum amount of R$50,000 (fifty million reais), through payment with shares of the Company’s parent or with proceeds from a capital contribution. The Company obtained a formal waiver from the lending banks with respect to this non-compliance, and therefore no event of default or early termination has been triggered.

In addition, Riza granted the Company a waiver for the covenant requiring the maintenance of an Adjusted Gross Margin above 30% (thirty percent) for the quarters ended March 31 and June 30, 2025.

Furthermore, the Company’s working capital agreements contain cross-default provisions, which may be triggered by a default under other financing agreements.

Accordingly, the Company was not in breach of any financial covenants related to the issuance of commercial notes or other financing instruments as of June 30, 2025, and remains in full compliance with all its contractual obligations. Management does not anticipate any short- or medium-term impacts on its operations arising from restrictive clauses or future covenant testing.

Contractual clauses

The Company holds financing agreements totaling R$75,830, which are secured by collateral ranging from 20% to 50% of its accounts receivable, and by financial investments recorded in current assets.

The Company also maintains financing agreements with Bradesco and Santander in the amounts of R$8,217 and R$7,720, respectively. These agreements are guaranteed by the assignment of receivables from Bradesco and Santander, who are also clients of the Company.

Through its subsidiary, One to One, the Company entered into a financing agreement involving the issuance of debentures secured by:

25

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

(i) the fiduciary assignment to the creditor of receivables totaling at least R$4,000 between November 30, 2023 and December 31, 2024, and R$3,000 between January 1, 2025 and December 31, 2025. These receivables must be processed through an escrow account controlled by the creditor and are released to the Company upon confirmation that the guarantees are in order; and

(ii) the fiduciary assignment of 10% of the Company’s equity interest.

On April 9, 2024, the Company executed an amendment to the agreement establishing:

(i) a new aggregate guarantee amount of R$6,500,

(ii) the removal of the minimum cash covenant, and

(iii) an extension of the deadline to reduce liabilities related to corporate acquisitions—originally totaling R$50 million—by one year, now set for March 31, 2025.

On January 31, 2025, a new amendment was signed, which:

(i) renegotiated the payment terms, stipulating that the final payment will occur on December 1, 2025, and removed the previously established guarantees due to this renegotiation;

(ii) extended the maturity date of the debenture issuance to December 1, 2025; and

(iii) established a new financial covenant, whereby the Net Debt to EBITDA ratio must be less than or equal to 2.0x as of the quarter ending June 30, 2025, through the maturity date.

14.	Liabilities from acquisitions

Liabilities from acquisitions
	June 30, 2025	December 31, 2024
Acquisition of D1 (i)	25,611	25,078
Acquisition of SenseData	12,821	23,566
Acquisition of Movidesk (ii)	232,787	232,162
Total liabilities from acquisitions	271,219	280,806

Current	113,940	90,920
Non-current	157,279	189,886

(i) On February 6, 2024, Zenvia Brazil renegotiated the D1 earnout, in the total outstanding amount of R$21,521. Payment terms were extended to a total of 36 months, with a six-month grace period and 30 monthly payments, with final maturity in December 2026. On November 28, 2024, the third amendment renegotiated the reduction of the installment amounts for the period from November 2024 to November 2025 and additional fees in the amount R$ 2,485 was recorded in liabilities due to the new amendment.

(ii) On February 6, 2024, Zenvia Brazil renegotiated the earnout with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms have been extended to a total of 60 months, with final due date in December 2028, with Zenvia option to convert approximately R$100,000 of total debt into equity, subject to certain conversion deadlines agreed between the parties.

Set out below are the future payments of the Liabilities from acquisition as at June 30, 2025, as follows:

26

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

	D1	Sensedata	Movidesk
2025	4,270	12,821	62,464
2026	21,341	-	52,419
2027	-	-	59,799
2028	-	-	58,105
Total	25,611	12,821	232,787

15.	Employee benefits

	June 30, 2025	December 31, 2024
Salary	3,671	3,331
Labor provisions (vacation)	16,305	16,918
Provision for bonus	9,179	157
Other obligations	1,367	636
Long-term benefits (a)	3,580	2,124
Total	34,102	23,166

Current	32,059	21,109
Non-current	2,043	2,056

(a)	Effect of the provision for taxes to be paid on the delivery of restricted Class A common shares (“RSU”) of the plan described in Note 19.

16.	Tax liabilities

	June 30, 2025	December 31, 2024
Social security	1,848	2,284
Severance indemnity fund (FGTS)	786	1,032
Federal VAT (PIS/COFINS)	1,632	6,871
Withholding income taxes (IRF/CSRF)	12,381	10,245
Service taxes (ISSQN)	2,421	1,394
Taxes to be paid in installments (a)	26,013	335
Other	965	6,716
Total	46,046	28,877

Current	25,415	28,612
Non-current	20,631	265

(a)	The increase in “Taxes to be paid in installments” refers mainly to the adherence of certain subsidiaries to federal tax installment programs in 2025. These programs allow the settlement of tax liabilities in monthly installments, with payment terms ranging from 30 to 60 installments, which resulted in the recognition of a significant portion of the balance as non-current liabilities, depending on the payment schedule.

27

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

17.	Right-of-use assets and lease liabilities

17.1.	Breakdown of balances

Lease of properties and equipment	June 30, 2025	December 31, 2024
Average annual depreciation rates (%)	20 to 30	20 to 30
Cost	8,878	6,505
Accumulated depreciation	(5,452)	(4,008)
Net balance	3,426	2,497

17.2.	Changes in Lease of properties and equipment

The following table shows the changes in the right-of-use assets:

	June 30, 2025	December 31, 2024
Balance at the Beginning year	2,497	2,534
New lease agreements	1,884	3,304
Remeasurement	-	(1,928)
Depreciation	(1,059)	(2,387)
Write-off	104	974
Balance at the End of the year	3,426	2,497

28

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

On June 30, 2025, the Company had lease agreements corresponding mainly to the lease of third-party properties, with an average term of 2 to 5 years. The amount of the lease liability obligation on June 30, 2025 is R$3,693 (December 31, 2024 is R$2,820).

The change in the Company's lease liability balance to June 30, 2025 and December 31, 2024 occurred as follows:

				Changes in cash		Changes not affecting cash
	Current	Non- current	Balance on December 31, 2024	Lease payments	Interest paid	Lease termination	Remeasurements and new contracts	Interest	Balance on June 30, 2025	Current	Non- Current
Lease of properties and equipment	1,511	1,309	2,820	(1,035)	(231)	-	1,884	254	3,692	1,744	1,948
				Changes in cash		Changes not affecting cash
	Current	Non- current	Balance on December 31, 2023	Lease payments	Interest paid	Lease termination	Remeasurements and new contracts	Interest	Balance on December 31, 2024	Current	Non- Current
Lease of properties and equipment	2,056	752	2,808	(2,505)	(327)	(1,180)	3,438	586	2,820	1,511	1,309

The discount rate adopted by the Company was 15.54% p.a. for property and equipment rental contracts.

29

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

18.	Provisions for tax, labor and civil risks

18.1.	Provisions for probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuits in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refer to lawsuits in progress and social security risk.

	June 30, 2025	December 31, 2024
Provisions
Labor provisions and other provisions	1,976	1,797
Total provisions	1,976	1,797
Judicial deposits
Service tax (ISSQN) judicial deposits – Lawsuit Company Zenvia	-	(511)
Labor appeals judicial and other deposits	(362)	(482)
Total judicial deposits	(362)	(993)
Total	1,614	804

18.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On June 30, 2025, the total amount of contingencies classified as possible was R$48,013 (R$46,534 as of December 31, 2024). The most relevant cases are set below:

Taxes: The Company is involved in disputes related to administrative claims in the amount of R$45,894 (R$44,185 as of December 31, 2024) related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. By Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

30

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

Labor: the labor contingencies assessed as possible losses totaled R$1,049 as of June 30, 2025 (R$259 as of December 31, 2024). Labor-related actions essentially consist of issues related to commission differences, variable compensation and salary parity.

Civil: the civil contingencies assessed as possible losses totaled R$1,070 as of June 30, 2025 (R$2,090 as of December 31, 2024).

Changes in provisions are as follows:

Provision
Balance at January 1, 2024	42,207
Additions	3,473
Reversals	(22,293)
Payments	(21,590)
Balance at December 31, 2024	1,797
Additions	179
Balance at June 30, 2025	1,976

Changes in judicial deposits are as follows:

Deposits
Balance at January 1, 2024	40,486
Additions	2,454
Reversals	(21,252)
Payments	(20,695)
Balance at December 31, 2024	993
Reversals	(631)
Balance at June 30, 2025	362

31

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

19.	Long-Term Incentive Programs and Management remuneration

The Company offers to its executives and employees long-term incentive plans (“ILPs”) based on the issuance of restricted Class A common shares (“RSUs”) and cash-based payments equivalent to RSU. The Company recognizes as expense the fair value of RSUs, measured at the grant date, on a straight-line basis during the vesting provided by the respective plan, with a corresponding entry: to shareholders’ equity for plans exercisable in shares; and to liabilities for plans exercisable in cash. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered. The expense of the plans is recognized in the statement of profit or loss in accordance with the function performed by the beneficiary.

x

The Long-Term Incentive Programs 1 to 4 (“ILP 1 to 4”) have either been finished or have completed their vesting periods and the delivery of shares.

On February 24, 2023, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 5”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2023.

On January 24, 2024, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 6”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2024.

On January 31, 2025, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 7”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2025.

On February 13, 2025, the Executive Board of Directors approved a special Restricted Stock Agreement (“ILP Extra”) designed for certain key employees of the Company and its subsidiaries. This agreement contemplates the granting of a total of 237,838 Class A common shares, subject to a vesting schedule with a three-year cliff period. The granted shares will vest in three equal installments (33% each) on each anniversary of the grant date.

As of June 30, 2025, the Company had outstanding 7,221,751 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$4,312 (R$6,379 as of December 31, 2024) recorded in the consolidated financial statements. An expense amounting to R$5,949 (R$4,088 for the six months period ended June 30, 2024) was recorded in the consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

32

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

Date		Quantity
Grant	Vesting	Shares granted	Weighted average grant date fair value (Per share)
08. 09. 2021	12. 22. 2022	45,522	59.11
08. 23. 2021	12. 22. 2022	11,436	84.50
08. 24. 2021	12. 22. 2022	3,833	86.68
05. 05. 2022	05. 09. 2024	240,000	75.72
03. 13. 2023	12. 31. 2025	2,300,000	8.34
02. 06. 2024	12. 31. 2026	2,300,000	7.35
01. 31. 2025	12. 31. 2027	2,300,000	8.79
02. 13. 2025	12. 31. 2025	79,276	13.53
02. 13. 2025	12. 31. 2026	79,279	13.53
02. 13. 2025	12. 31. 2027	79,283	13.53
		7,438,629

As of June 30, 2025 the Company has 7,221,751 shares issued (outstanding shares), reserved for the shared based payment plans.

The roll forward of the outstanding shares for the six months period ended June 30, 2025, is presented as follows:

Consolidated
Outstanding RSU as of December 31, 2023	2,450,849
Shares granted	2,300,000
Shares delivered	(66,936)
Outstanding RSU on December 31, 2024	4,683,913
Shares granted	2,537,838
Outstanding RSU on June 30, 2025	7,221,751

33

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

Key management personnel compensation

Key management personnel compensation comprised the following:

For the six months period ended June 30,
	2025	2024
Short-term employee benefits	5,352	7,285
Other long-term benefits	-	298
Share-based payments	821	1,221
Total	6,173	8,804

20.	Equity

Share Capital

Shareholder’s	Class	June 30, 2025	% (i)	December 31, 2024	% (i)
Bobsin Corp	B	9,578,220	18.27	9,578,220	18.44
Bobsin Corp	A	9,780,060	18.65	9,780,060	18.83
Oria Zenvia Co-investment Holdings, LP	B	7,119,930	13,58	7,119,930	13.71
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,329,105	8.26	4,329,105	8.34
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	5.03	2,637,670	5.09
Twilio Inc.	A	3,846,153	7.33	3,846,153	7.41
Others	A	15,148,113	28.88	14,643,494	28.18
		52,439,251	100	51,934,634	100

In connection with the ATM program, which we established in July 2024, we issued 504,617 Class A common shares during the first six months of 2025, generating gross proceeds of R$7,908. It is worth mentioning that we terminated the ATM program on February 20, 2025.

34

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

21.	Segment reporting

21.1.	Basis for segmentation

For management purposes, the Company is organized into business units based on its products and services and has two reportable segments, as follows:

Reportable segments	Operations
SaaS (Software-as-a-Service)

Includes the following solutions:

i.     Zenvia Attraction: Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation.

ii.     Zenvia Conversion: Converting leads into sales using multiple communication channels.

iii.   Zenvia Service: Enabling companies to provide customer service with structured support across multiple channels.

iv.     Zenvia Success: Protect and expand customer revenue through cross-selling and upselling.

v.      Consulting: A Business Intelligence team that provides solutions to customer needs by using SaaS and CPaaS to enhance the end-consumer experience.

CPaaS (Communications Platform as a Service)	Includes services such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication.

21.2.	Information about reportable segments

The segment reporting is based on information used by the Executive Board of Directors (Board) represented by the Chief Executive Officer (CEO).

The following table present revenue and cost of services information for the Company operations segments for the six months period ended June 30, 2025 and 2024, respectively:

For the three months period ended June 30,
	2025			2024
	CPaaS	SaaS	Consolidated	CPaaS	SaaS	Consolidated
Revenue	205,092	80,609	285,701	153,182	77,977	231,159
Cost of services	(180,978)	(48,359)	(229,337)	(95,518)	(48,106)	(143,624)
Gross profit	24,114	32,250	56,364	57,664	29,871	87,535

35

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

For the six months period ended June 30,
	2025			2024
	CPaaS	SaaS	Consolidated	CPaaS	SaaS	Consolidated
Revenue	420,327	161,320	581,647	288,998	154,797	443,795
Cost of services	(365,405)	(98,221)	(463,626)	(181,046)	(94,357)	(275,403)
Gross profit	54,922	63,099	118,021	107,952	60,440	168,392

Operational expenses, finance income, finance expenses, taxes and fair values gains and losses on certain financial assets and liabilities are not allocated to individual segments as these are managed on an overall group basis.

21.3.	Revenue geographic information

The Company’s revenue by geographic region is presented below:

	For the three months period ended June 30		For the six months period ended June 30
	2025	2024	2025	2024
Primary geographical markets
Brazil	221,256	183,994	476,982	364,170
USA	52,326	30,330	80,901	46,414
Argentina	3,417	3,469	6,450	6,703
Mexico	2,157	3,390	4,428	7,953
Switzerland	7	879	37	937
Colombia	844	958	1,802	1,953
Peru	299	1,380	759	3,325
Chile	398	638	799	1,211
Others	4,997	6,121	9,489	11,129
Total	285,701	231,159	581,647	443,795

36

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

22.	Costs and expenses by nature

	For the three months period ended June 30, 2025
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(6,053)	(7,747)	(3,315)	(726)	-	-	(17,841)
Benefits	(1,368)	(1,633)	(1,641)	(1,211)	-	-	(5,853)
Compulsory contributions to social security	(1,929)	(3,026)	(1,254)	(2,033)	-	-	(8,242)
Compensation	(49)	(115)	(9)	(18)	-	-	(191)
Provisions (vacation/13th salary)	(1,267)	(1,976)	(733)	(1,280)	-	-	(5,256)
Provision for bonus and profit sharing	(876)	(1,524)	(3,188)	(1,829)	-	-	(7,417)
Other	(10)	(200)	(315)	(16)	-	-	(541)
Total	(11,552)	(16,221)	(10,455)	(7,113)	-	-	(45,341)

Costs with operators/Other costs	(200,374)	-	-	-	-	-	(200,374)
Depreciation and amortization	(17,411)	(420)	(3,054)	(68)	-	-	(20,953)
Outsourced services	-	(526)	(5,305)	(1,725)	-	-	(7,556)
Rentals/insurance/condominium/water/energy	-	-	(266)	-	-	-	(266)
Allowance for credit losses	-	-	-	-	(1,654)	-	(1,654)
Marketing expenses / events	-	(4,235)	(4)	-	-	-	(4,239)
Software license	-	(1,350)	(2,762)	(207)	-	-	(4,319)
Commissions	-	(2,188)	(332)	-	-	-	(2,520)
Communication	-	1	(324)	(172)	-	-	(495)
Travel expenses	-	(235)	(135)	(44)	-	-	(414)
Other expenses	-	(178)	(1,804)	(217)	-	-	(2,199)
Earn-out	-	-	-	-	-	(121)	(121)
Other income and expenses, net	-	-	-	-	-	(5,497)	(5,497)
Total expenses by nature	(229,337)	(25,352)	(24,441)	(9,546)	(1,654)	(5,618)	(295,948)

37

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

	For the three months period ended June 30, 2024
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(3,677)	(8.952)	(7,647)	(694)	-	-	(20,970)
Benefits	(1,414)	(1.786)	(1,753)	(1,432)	-	-	(6,385)
Compulsory contributions to social security	(1,037)	(2.615)	(3,723)	(3,162)	-	-	(10,537)
Compensation	(19)	(164)	(46)	(159)	-	-	(388)
Provisions (vacation/13th salary)	(937)	(1.994)	(1,856)	(2,271)	-	-	(7,058)
Provision for bonus and profit sharing	(339)	(1.186)	(5,302)	(2,988)	-	-	(9,815)
Other	-	(92)	(639)	(46)	-	-	(777)
Total	(7,423)	(16.789)	(20,966)	(10,752)	-	-	(55,930)

Costs with operators/Other costs	(118,397)	-	-	-	-	-	(118,397)
Depreciation and amortization	(17,804)	(423)	(4,325)	(1,030)	-	-	(23,582)
Outsourced services	-	(640)	(4,140)	(850)	-	-	(5,630)
Rentals/insurance/condominium/water/energy	-	-	(89)	-	-	-	(89)
Allowance for credit losses	-	–	-	-	(1,464)	-	(1,464)
Marketing expenses / events	-	(4,672)	(18)	-	-	-	(4,690)
Software license	-	(1,287)	(2,053)	(931)	-	-	(4,271)
Commissions	-	(1,406)	-	-	-	-	(1,406)
Communication	-	(25)	(413)	(263)	-	-	(701)
Travel expenses	-	(384)	(272)	(21)	-	-	(677)
Other expenses	-	(375)	(1,017)	(224)	-	-	(1,616)
Earn-out	-	-	-	-	-	(80)	(80)
Result of disposal of assets	-	-	-	-	-	(135)	(135)
Other income and expenses, net	-	-	-	-	-	(2,475)	(2,475)
Total expenses by nature	(143,624)	(26,001)	(33,293)	(14,071)	(1,464)	(2,690)	(221,143)

38

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

	For the six months period ended June 30, 2025
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(12,075)	(17,341)	(7,046)	(726)	-	-	(37,188)
Benefits	(2,758)	(3,509)	(2,782)	(2,955)	-	-	(12,004)
Compulsory contributions to social security	(4,212)	(6,732)	(2,978)	(4,844)	-	-	(18,766)
Compensation	(368)	(873)	(322)	(866)	-	-	(2,429)
Provisions (vacation/13th salary)	(2,790)	(4,148)	(1,470)	(2,676)	-	-	(11,084)
Provision for bonus and profit sharing	(1,709)	(3,072)	(6,584)	(3,623)	-	-	(14,988)
Other	(10)	(399)	(433)	(16)	-	-	(858)
Total	(23,922)	(36,074)	(21,615)	(15,706)	-	-	(97,317)

Costs with operators/Other costs	(404,606)	-	-	-	-	-	(404,606)
Depreciation and amortization	(35,098)	(840)	(6,949)	(134)	-	-	(43,021)
Outsourced services	-	(1,869)	(9,155)	(3,009)	-	-	(14,033)
Rentals/insurance/condominium/water/energy	-	-	(501)	-	-	-	(501)
Allowance for credit losses	-	-	-	-	(1,662)	-	(1,662)
Marketing expenses / events	-	(7,233)	(6)	(1)	-	-	(7,240)
Software license	-	(2,882)	(5,736)	(449)	-	-	(9,067)
Commissions	-	(4,173)	(341)	-	-	-	(4,514)
Communication	-	(28)	(494)	(531)	-	-	(1,053)
Travel expenses	-	(335)	(269)	(61)	-	-	(665)
Other expenses	-	(446)	(3,126)	(217)	-	-	(3,789)
Earn-out	-	-	-	-	-	(225)	(225)
Other income and expenses, net	-	-	-	-	-	(6,405)	(6,405)
Total expenses by nature	(463,626)	(53,880)	(48,192)	(20,108)	(1,662)	(6,630)	(594,098)

39

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

	For the six months period ended June 30, 2024
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(7,424)	(18,232)	(14,745)	(2,427)	-	-	(42,828)
Benefits	(2,652)	(3,558)	(3,441)	(2,998)	-	-	(12,649)
Compulsory contributions to social security	(2,089)	(5,215)	(6,441)	(5,945)	-	-	(19,690)
Compensation	(33)	(462)	(139)	(310)	-	-	(944)
Provisions (vacation/13th salary)	(1,893)	(4,056)	(3,534)	(4,448)	-	-	(13,931)
Provision for bonus and profit sharing	(1,089)	(3,939)	(9,636)	(5,458)	-	-	(20,122)
Other	(2)	(198)	(921)	(99)	-	-	(1,220)
Total	(15,182)	(35,660)	(38,857)	(21,685)	-	-	(111,384)

Costs with operators/Other costs	(225,897)	-	-	-	-	-	(225,897)
Depreciation and amortization	(34,324)	(846)	(8,896)	(2,313)			(46,379)
Outsourced services	-	(1,577)	(9,923)	(1,847)	-	-	(13,347)
Rentals/insurance/condominium/water/energy	-	-	(177)	-	-	-	(177)
Allowance for credit losses	-	-	-	-	(6,895)	-	(6,895)
Marketing expenses / events	-	(8,837)	(31)	-	-	-	(8,868)
Software license	-	(2,572)	(4,030)	(1,905)	-	-	(8,507)
Commissions	-	(2,850)	-	-	-	-	(2,850)
Communication	-	(53)	(656)	(598)	-	-	(1,307)
Travel expenses	-	(462)	(398)	(53)	-	-	(913)
Other expenses	-	(503)	(1,595)	(466)	-	-	(2,564)
Earn-out	-	-	-	-	-	(10,161)	(10,161)
Result of disposal of assets	-	-	-	-	-	(135)	(135)
Other income and expenses, net	-	-	-	-	-	(4,110)	(4,110)
Total expenses by nature	(275,403)	(53,360)	(64,563)	(28,867)	(6,895)	(14,406)	(443,494)

40

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

23.	Financial Income (Expenses)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Finance expenses
Interest on loans and financing	(5,528)	(3,812)	(9,271)	(6,874)
Interest on Debentures	(143)	(697)	(380)	(1,429)
Discount	(3,641)	(4,276)	(7,010)	(8,621)
Foreign exchange losses	(1,884)	(11,799)	(2,188)	(17,837)
Bank expenses and IOF (tax on financial transactions)	(8,585)	(1,091)	(12,673)	(2,202)
Other financial expenses	(13,850)	(4,910)	(15,348)	(10,933)
Interests on leasing contracts	(164)	(152)	(254)	(327)
Losses on derivative instrument	-	37	-	(33,211)
Inflation adjustment	(884)	(828)	(1,461)	(2,335)
Interest and adjustment to present value (APV) on liabilities from acquisition	(2,851)	(10,367)	(10,111)	(21,364)
Total financial expenses	(37,530)	(37,895)	(58,696)	(105,133)
Finance income
Interest	1	3	2	87
Foreign exchange gain	3,011	(1,855)	6,874	802
Interests on financial instrument	401	371	808	690
Other financial income	15	1,905	441	3,222
Gain on derivative instruments	672	-	23,149	-
Interest and adjustment to present value (APV) on liabilities from acquisition	662	14	857	2,671
Total finance income	4,762	438	32,131	7,472
Net finance costs	(32,768)	(37,457)	(26,565)	(97,661)

41

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

24.	Income tax and social contribution

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Deferred taxes on temporary differences and tax losses	5,022	14,011	8,337	30,094
Current tax expenses	(4,068)	(2,507)	(7,642)	(4,927)
Tax (income) expense	954	11,504	695	25,167

24.1.	Reconciliation between the nominal income tax and social contribution rate and effective rate

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Income before income tax and social contribution	(43,015)	(27,441)	(39,016)	(97,360)
Basic rate	34%	34%	34%	34%
Income tax and social contribution	14,625	9,330	13,265	33,102
Tax incentives	313	3,613	601	7,161
Deferred taxes losses not recognized	(12,211)	-	(18,948)	-
Net operating loss carryforward not recorded from subsidiaries	-	(1,109)	-	(3,193)
Bonus	-	(178)	-	(178)
Losses/Gains on derivative instrument	179	12	7,788	(11,292)
Others	(1,874)	(164)	(2,011)	(433)
Tax benefit (expense)	1,032	11,504	695	25,167
Effective rate	2,22%	41.38%	1,78%	25.85%

42

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

24.2.	Breakdown and Changes in deferred income tax and social contribution

	June 30, 2025	December 31, 2024
Deferred tax assets
Allowance for doubtful accounts	7,806	6,807
Provision for compensation or renegotiation from acquisitions	38,097	38,422
Goodwill impairment	33,059	33,059
Customer portfolio and platform	39,845	31,986
Other temporary differences	11,660	8,386
Total deferred tax assets	130,467	118,660
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)
Other temporary differences	(18,040)	(14,571)
Total deferred tax liabilities	(44,825)	(41,356)
Net deferred tax	85,642	77,304
Deferred taxes – assets	130,467	118,660
Deferred taxes – liabilities	(44,825)	(41,356)

Balance at December 31, 2024	77,304
Additions	12,132
Reversals and write off	(3,794)
Balance at June 30, 2025	85,642

43

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

25.	Earnings per share

The calculation of basic earnings per share is calculated by dividing loss of the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

For the six months period June 30, 2025 and 2024, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of loss and shares used in calculating basic and diluted earnings per share.

Six months period ended Jun 31
	2025	2024
Basic and diluted earnings per share
Numerator
Loss of the period assigned to Company’s shareholders	(38,321)	(72,419)
Denominator
Weighted average for number of common shares	52,349,574	49,047,450

Basic and diluted loss per share (in reais)	(0.732)	(1.477)

44

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

26.	Risk management and financial instruments

26.1.	Classification of financial instruments

The classification of financial instruments is presented in the table below:

	June 30, 2025						December 31, 2024
	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	32,611	-	-	-	-	116,884	-	-	-	-
Restricted cash	3,415	-	-	-	-	10,891	-	-	-	-
Trade accounts receivable	203,895	-	-	-	-	171,190	-	-	-	-
Total assets	239,921	-	-	-	-	298,965	-	-	-	-
Liabilities
Loans and financing	92,612	-	-	-	-	126,855	-	-	-	-
Trade and other payables	457,911	-	-	-	-	461,332	-	-	-	-
Derivative financial instruments	-	16,676	-	-	16,676	-	42,109	-	-	42,109
Liabilities from acquisition	271,219	-	-	-	-	280,806	-	-	-	-
Total liabilities	821,742	16,676	-	-	16,676	868,993	42,109	-	-	42,109

45

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

27.1.1.       Level 3 measurement

The fair value of returns from private placement investments is determined using unobservable inputs, therefore it is classified at the level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of the derivative financial instruments of measurement are presented below

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable and fair value measurement
Derivative financial instruments	The valuation model is based on Monte Carlo simulation, which incorporates multiple scenarios to reflect the non-linear contractual terms linked to share price thresholds over a 36-month period.	The unobservable inputs are the estimated volatility of the share price, time to maturity, risk-free interest rate, and probability of trigger events	The estimated fair value would increase (decrease) if: The volatility of the Company's market cap or the occurrence of a trigger event within 36 months of the investment contract's closing date.
Swap with Accrual Clause (SWAP ACC)	Discounted cash flow: The valuation model considers the present value of future cash flows, based on fixed and floating legs, adjusted by accrual terms and market curves.	The unobservable inputs are the forward DI interest rate curve and assumptions related to the likelihood of accrual trigger activation.

The estimated fair value would increase (decrease) if:

The DI forward curve rises, the probability of accrual activation increases, or the credit risk adjustment decreases; conversely, it would decrease under opposite conditions.

46

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

26.2.	Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

(a)	Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits. The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	June 30, 2025	December 31, 2024
Cash and cash equivalents	32,611	116,884
Restricted cash	3,415	10,891
Trade accounts receivable	203,895	171,190
Total	239,921	298,965

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●	All notes receivable past due for more than 90 days;
●	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

47

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

(b)	Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(c)	Operations with derivatives

The Company recognized a liability for an embedded derivative related to a contractual clause that may become effective upon the occurrence of a specified triggering event under the Bobsin Corp investment agreement. The instrument is not held for speculative purposes; its economic objective is to mitigate potential financial exposure associated with such an event.

On September 19, 2024, the Company entered into a non-speculative swap agreement with an accrual clause (“SWAP ACC”) to manage exposure to changes in interest rates.

The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”. As of June 30, 2025, the Company has an obligation of R$17,904 (R$41,814 on December 31, 2024) registered as derivative financial instruments.

(d)	Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are closely monitored by Company’s Management, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We are committed to and have been taking all the necessary actions that we consider necessary to enable the Company to obtain the funding to ensure it will continue its regular operations in the next twelve months, including raising new credit lines and/or issuing new equity, among other alternatives.

48

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	> 3 years
Loans, borrowings and debentures	92,612	95,863	80,726	13,896	1,241	-
Trade and other payables	457,911	457,911	457,911	-	-	-
Liabilities from acquisitions	271,219	320,046	137,771	80,503	94,852	6,920
Lease liabilities	3,692	4,282	2,184	1,494	604	-
Tax liabilities	26,013	36,197	5,308	10,524	9,871	10,494
Total	851,447	914,299	683,900	106,417	106,568	17,414

(e)	Capital management

The Company's capital management aims to ensure that an adequate credit rating is maintained, as well as a capital relationship, so as to support Company's business and leverage shareholders' value.

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, obtain funding from new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	June 30, 2025	December 31, 2024
Loans and borrowings	92,612	126,855
Cash and cash equivalents	(32,611)	(116,884)
Net debt	60,001	9,971
Total equity	740,881	771,415
Net debt/equity (%)	0.08	0.01

49

Notes to the Interim Condensed Consolidated Financial Statements (In thousands of Reais)

27.	Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of June 30, 2025, the Company has in trade and other payables R$34,365 (R$103,665 as of December 31, 2024) with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish for the reimbursement of SMS costs. For the six months period ended June 30, 2025, the Company recognized in profit or loss the total amount of R$6,843 (R$8,618 for the six months period ended June 30, 2024).

As of June 30, 2025, the Company has Capital Reserve R$19,958 (R$19,958 as of December 31, 2024) with shareholder Cassio Bobsin related to a return on a private placement investment.

29.8.

50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 10, 2025

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer